

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 30, 2010

<u>Via U.S. Mail</u>

Paul F. Boling
Chief Financial Officer
Carrizo Oil & Gas, Inc.
1000 Louisiana Street, Suite 1500
Houston, Texas 77002

      Re: Carrizo Oil & Gas, Inc.
                 Form 10-K for the Fiscal Year Ended December 31, 2009
                 Filed March 16, 2010
                 File No. 0-29187-87

Dear Mr. Boling:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2009</u>

<u>General</u>

1.   The cover page of the Form 10-K indicates that you are both a "Large accelerated filer" and an "Accelerated filer." Please be certain to check the appropriate box.

Business and Properties, page 3

Additional Oil and Gas Disclosures, page 10

Oil and Gas Reserves, page 11

Internal Controls, page 12

2.   Please describe the qualifications of the technical person at your company who is
        responsible for reviewing the reserve estimates prepared by the third party engineering
        firms. Please also ask Ryder Scott Company, L.P. and LaRoche Petroleum Consultants,
        Ltd. to disclose the qualifications of the technical person primarily responsible for
        overseeing the preparation of the reserves estimates. Refer to Item 1202(a)(7) of
        Regulation S-K for guidance.

Marketing, page 16

3.   We note you disclose under this heading that you entered into a gas purchase agreement
        with DTE Energy in 2009. Please disclose the information required by Item 1207 of
        Regulation S-K with respect to this commitment.

Customers, page 22

4.   You disclose that DTE Energy Trading, Inc. contributed 54% of your oil and natural gas
        revenues for the fiscal year ended December 31, 2009. If you have any material supply
        or purchase contracts with DTE, please disclose the material terms of such arrangements.
        In addition, please file as exhibits any material contracts which Item 601(b)(10) of
        Regulation S-K requires you to file.

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-10

Oil and Natural Gas Properties, page F-10

5.   We note you disclose that you use the full cost method to account for your oil and gas
        properties. Please expand your disclosure related to the limitation on your capitalized
        costs (i.e. the ceiling test), to clarify how the cost of properties not being amortized and
        the lower of cost or estimated fair value of unproven properties included in the costs
        being amortized factor into this computation. Refer to Rule 4-10(c)(4) of Regulation S-
        X for a complete description of this computation.

Note 9 – Related-Party Transactions, page F- 23

6.　　　We note in conjunction with your joint venture arrangement with an affiliate of Avista Capital Holdings, LP, you own a profit interest ("B Units") in ACP II Marcellus. Further, we note during the third quarter of 2010, you recorded proceeds from the B Units as distribution income. Tell us how you account for your investment in B Units, and explain your basis for recognizing distributions from these units as income.

Exhibits 99.1, 99.2 and 99.3

7.　　　We note that your reserves have been evaluated by Ryder Scott Company, L.P., Fairchild and Wells, Inc., and LaRoche Petroleum Consultants, Ltd. However, these reports do not appear to comply with Item 1202(a)(8) of Regulation S-K in its entirety. We expect that you will need to discuss the following points with your third party engineering firms, and obtain and file new reports that comply with the aforementioned guidance. Please address the following items:

- We note the omission of benchmark oil and gas prices and the average adjusted product prices used to estimate proved reserves as contemplated in Item 1202(a)(8)(v) of Regulation S-K at Exhibits 99.1, 99.2 and 99.3. Please obtain revised reports from the third party engineers that contain both the twelve month average benchmark prices and the average adjusted product prices used to estimate proved reserves.

- Text in each of the reports filed as Exhibits 99.1, 99.2, and 99.3 states that the particular report was prepared for the exclusive use and sole benefit of Carrizo and may not be put to other use without the prior written consent of the report provider. As Item 1202(a)(8) of Regulation S-K requires the report, please obtain and file revised versions of each report which retain no language that could suggest either a limited audience or a limit on potential investor reliance.

- We note the omission of a statement that the third party has used all methods and procedures as it considered necessary under the circumstances to prepare the reports at Exhibits 99.1, 99.2 and 99.3. Please obtain revised reports from the third party engineers to comply with Item 1202(a)(8)(viii) of Regulation S-K.

- We note the omission of a statement that the assumptions, data, methods, and procedures used are appropriate for the purpose served by the reports at Exhibit 99.1 and 99.2. Please obtain revised reports from Ryder Scott Company, L.P. and Fairchild and Wells, Inc. to comply with Item 1202(a)(8)(iv) of Regulation S-K.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters.   Please contact Caroline Kim at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director